Filed Pursuant to Rule 424(b)(3)

Registration No. 333-152653

CB RICHARD ELLIS REALTY TRUST

Supplement No. 12 dated October 29, 2010

to the Prospectus dated April 28, 2010

We are providing this Supplement No. 12 to you in order to supplement our prospectus dated April 28, 2010. This Supplement No. 12 provides information that shall be deemed part of, and must be read in conjunction with, the prospectus, which was supplemented by Supplement No. 7 dated September 3, 2010, which superseded and replaced all prior supplements to the registrant’s prospectus dated April 28, 2010, Supplement No. 8 dated September 16, 2010, Supplement No. 9 dated October 6, 2010, Supplement No. 10 dated October 15, 2010 and Supplement No 11 dated October 21, 2010. Capitalized terms used in this Supplement No. 12 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and CBRE REIT include CB Richard Ellis Realty Trust and its subsidiaries.

RECENT DEVELOPMENTS

Pacific Corporate Park

On October 28, 2010, we entered into a purchase and sale agreement, or the Agreement, with AOL Inc., or the Seller, an unrelated third party, to acquire, subject to customary closing conditions, four office buildings located at 22110 Pacific Boulevard, 22260 Pacific Boulevard, 22265 Pacific Boulevard and 22270 Pacific Boulevard as well as two parcels of undeveloped land located at 22275 Pacific Boulevard and 22341 Dresden Street in Dulles, Virginia, that collectively form the eastern portion of the Seller’s Dulles, Virginia corporate campus, or collectively, Pacific Corporate Park.

The total purchase price for Pacific Corporate Park is $144,500,000, exclusive of customary closing costs. We anticipate that the acquisition will be funded using the net proceeds from this offering. We deposited $7,500,000 into an escrow account upon the execution of the Agreement that is refundable in the event certain closing conditions are not met.

Pacific Corporate Park consists of four office buildings constructed between 2000 and 2002 totaling approximately 696,387 square feet plus 22 acres of additional land entitled for two 180,000 square foot buildings. Pacific Corporate Park is currently 100% net-leased, with 96% leased through February 2021 to Raytheon Company (NYSE: RTN), a developer of products, services and solutions in the defense industry.

While we anticipate that this acquisition will close during the fourth quarter of 2010, the Agreement to acquire Pacific Corporate Park is subject to a number of contingencies and therefore there can be no assurances that this acquisition will occur.